Exhibit 99.1

For Immediate Release

Contact:
Martha R. Acworth, Senior Vice President/CMO

Salem Five Bank

978-720-5340

martha.acworth@salemfive.com

Robert Balletto, President/CEO

Georgetown Bancorp, Inc.

978-352-8600 ext. 1201

rballetto@georgetownbank.com

Salem Five Bancorp to Acquire Georgetown Bancorp, Inc.

Salem, MA and Georgetown, MA – October 6, 2016 – Salem Five Bancorp, parent of Salem Five Cents Savings Bank (“Salem Five Bank”) and Georgetown Bancorp, Inc. (NASDAQ: GTWN) (“Georgetown Bancorp”) parent of Georgetown Bank, today jointly announced that they have signed a definitive agreement whereby Salem Five Bancorp has agreed to acquire Georgetown Bancorp, Inc. and its subsidiary Georgetown Bank, in an all cash transaction valued at approximately $49.2 million.

Under the terms of the agreement, shareholders of Georgetown Bancorp, Inc. will receive $26.00 in cash in exchange for each share of Georgetown Bancorp common stock. The consideration represents approximately 148% of Georgetown Bancorp tangible book value at June 30, 2016.

“Salem Five and Georgetown Bank both have longstanding histories as community banks with high standards of integrity, as well as a strong sense of responsibility for the economic vitality of our region. Their foot print is an area of the North Shore, Merrimack Valley and Southern New Hampshire where we are excited to expand our existing branch franchise and complement Salem Five’s existing retail network. Salem Five looks forward to serving the families, businesses, and communities that have relied on Georgetown Bank’s high quality banking with our own trademark commitment to exceptional service and technology,” said Ping Yin Chai, Salem Five Bancorp President and Chief Executive Officer.

At June 30, 2016, Salem Five Bancorp’s consolidated assets were approximately $4.0 billion and Georgetown Bancorp, Inc. had assets of approximately $300 million. Georgetown Bancorp and Salem Five Bancorp are both considered well-capitalized under applicable regulatory capital guidelines, and Salem Five expects to be well-capitalized under such standards upon completion of the transaction. After the completion of the merger, which is expected to close during the first quarter of 2017, the combined entity is expected to have approximately $4.3 billion in assets.

“Georgetown Bank is very excited to partner with Salem Five, one of the most respected community banking organizations in Massachusetts. Our values, culture, management style, and approach to business are very much the same. Additionally, with 30 branches, $4.0 billion in assets, and varied business units, Salem Five can offer career opportunities for our employees, financial services, and community support far greater than we can at our current size and scope. We couldn’t be more confident that this partnership is in the best interests of all of our constituents; shareholders, employees, customers, and community and we look forward to a vibrant and successful future together,” stated Robert E. Balletto, President and Chief Executive Officer of Georgetown Bancorp.

The respective boards of each parent company have unanimously approved the transaction. The transaction is subject to receipt of state and federal regulatory approvals and approval by shareholders of Georgetown Bancorp.

Sandler O’Neill & Partners, L.P. acted as financial advisor to Salem Five Bancorp, and Keefe, Bruyette & Woods, Inc. acted as financial advisor to Georgetown Bancorp, Inc. K&L Gates LLP served as legal counsel to Salem Five Bancorp and Luse Gorman, PC served as legal counsel to Georgetown Bancorp.

About Salem Five Bancorp

Salem Five Bancorp is the parent company of Salem Five Bank (www.salemfive.com), a mutual institution founded in 1855 which designs and delivers sophisticated consumer and commercial banking products and services utilizing smart technology. Salem Five’s products and services are designed from its core belief that, with the right tools and expert service, it is possible to make money less complicated and thereby make customers’ lives simpler and easier. Among the first banks in the country to offer online banking, Salem Five continues to innovate, providing banking access wherever its customers need it: online, mobile, ATMs, offices, phone, email and more. Salem Five is one of the largest Massachusetts-headquartered mutual savings banks with approximately $4.0 billion in assets and 30 retail branches in Essex, Middlesex, Suffolk and Norfolk counties. Deposits are insured through the FDIC and DIF. Salem Five Mortgage Company finances more homes statewide than any other Massachusetts bank, and is one of the largest servicers of mortgages in New England. Salem Five Financial offers financial and retirement planning, portfolio review and money management with a focus on retirement income. Salem Five Insurance provides personal and commercial insurance. Investment and Insurance products sold through Salem Five Financial or Salem Five Insurance are not FDIC insured, not bank guaranteed, may lose value, are not a deposit and not insured by any federal government agency.

About Georgetown Bancorp, Inc.

Georgetown Bancorp, Inc. is the holding company for Georgetown Bank. Georgetown Bank, with branch offices in Georgetown, North Andover and Rowley, Massachusetts, as well as Stratham, New Hampshire, is committed to making a positive difference in the markets it serves. Georgetown Bank’s highest priority is to provide exceptional personal service, act with high ethical standards and in the best interest of its customers, employees, shareholders and business partners. Georgetown Bank strives to help each of its customers achieve their unique financial goals through a competitive array of financial products and services.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, including delays in obtaining regulatory or shareholder approval, difficulties in achieving cost savings from the merger or in achieving such cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Georgetown Bancorp, Inc. and Salem Five Bancorp, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Georgetown Bancorp, Inc. and Salem Five Bancorp are engaged, changes in the securities markets and other risks and uncertainties.

This press release does not constitute a solicitation of proxies.

Georgetown Bancorp, Inc. will provide its shareholders with a proxy statement and other relevant documents concerning the proposed transaction. Shareholders of Georgetown Bancorp are urged to read the proxy statement and any amendments or supplements to those documents, because they will contain important information which should be considered before making any decision regarding the transaction. Shareholders of Georgetown Bancorp will also be able to obtain a copy of the proxy statement, without charge, when it becomes available, by directing a request to:

Robert E. Balletto

President and Chief Executive Officer

Georgetown Bancorp, Inc.

2 East Main Street

Georgetown, MA 01833

Georgetown Bancorp, Inc. and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Georgetown Bancorp in connection with the merger. Information about the directors and executive officers of Georgetown Bancorp, their ownership of Georgetown Bancorp common stock along with additional information regarding the interests of such participants in the transaction and any agreements with such persons to vote shares of Georgetown Bancorp for approval of this merger with Salem Five will be contained in the proxy statement when it becomes available.

Persons seeking additional information regarding Georgetown Bancorp, Salem Five Bancorp or the transaction may wish to visit the websites of each institution:

Georgetown Bancorp, Inc. - http://www.georgetownbank.com/

Salem Five Bancorp - https://www.salemfive.com/